SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                    FORM 6-K

                  REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
                RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE
                                   ACT OF 1934

                         FOR THE MONTH OF DECEMBER 2001

                         (Commission File No. 001-14489)

                  TELE CENTRO OESTE CELULAR PARTICIPACOES S.A.
                  --------------------------------------------
             (Exact name of registrant as specified in its charter)

                   TELE CENTRO OESTE CELLULAR HOLDING COMPANY
                   ------------------------------------------
                  (Translation of registrant's name in English)

           SCS-QUADRA 2, BLOCO C, EDIFICIO ANEXO-TELEBRASILIA CELULAR
           ----------------------------------------------------------
                            -7 ANDAR, BRASILIA, D.F.
                            ------------------------
                          FEDERATIVE REPUBLIC OF BRAZIL
                          -----------------------------
                    (Address of Principal Executive Offices)


        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                            Form 20-F X Form 40-F
                                     ---         ---

                (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the
                 Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes     No X
                                      ---   ---

                                  RELEVANT FACT
                      PAYMENT OF INTEREST ON OWNED CAPITAL

We hereby inform all shareholders of Tele Centro Oeste Celular S.A. ("TCO") that on December 18, 2001 the Board of TCO decided for the credit of R$
0.000068422056 per share as Interest on Owned Capital corresponding to the period between July and December, 2001, in anticipation of the minimum required dividend referring to the ongoing business year.

The value above will be calculated based on the position of shareholders stock at December 31, 2001 and shall be paid against payment of 15% withheld Income Tax, as provided by paragraph 2, article 9 of Law number 9249/95.

Corporate shareholders exempt of such taxation shall present proof of this condition no later than December 31, 2001 at the depository of the shares of this Company, located at the address indicated below.

The payment of the above-mentioned Interest will be effected by the Depositary of the shares, namely ABN AMRO REAL S/A, at a date to be established in General Assembly held in 2002.

The shareholders using Fiduciary Custodies will have their Interest credited in the form defined by the corresponding Stock Markets.

It is important to emphasize the fact that as of January 02, 2002 inclusive, those shares shall be traded EX-INTEREST ON OWNED CAPITAL.

More detailed information can be obtained from ABN AMRO REAL S/A, located at AV. PAULISTA, 1374, 8 ANDAR - CERQUEIRA CESAR - SAO PAULO - SP - CEP. 01310-916.

                           Brasilia, December 18, 2001
                          Mario Cesar Pereira de Araujo
                    President and head of Investor Relations

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THIS RELEASE CONTAINS FORWARD-LOOKING STATEMENTS. STATEMENTS THAT ARE NOT
STATEMENTS OF HISTORICAL FACT, INCLUDING STATEMENTS ABOUT THE BELIEFS AND EXPECTATIONS OF THE COMPANY'S MANAGEMENT, ARE FORWARD-LOOKING STATEMENTS. THE WORDS "ANTICIPATES," "BELIEVES," "ESTIMATES," "EXPECTS," "FORECASTS," "INTENDS," "PLANS," "PREDICTS," "PROJECTS" AND "TARGETS" AND SIMILAR WORDS ARE INTENDED TO IDENTIFY THESE STATEMENTS, WHICH NECESSARILY INVOLVE KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES. ACCORDINGLY, THE ACTUAL RESULTS OF OPERATIONS OF THE COMPANY MAY BE DIFFERENT FROM THE COMPANY'S CURRENT EXPECTATIONS, AND THE READER SHOULD NOT PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS SPEAK ONLY AS OF THE DATE THEY ARE MADE, AND THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO UPDATE THEM IN LIGHT OF NEW INFORMATION OR FUTURE DEVELOPMENTS.

                                    SIGNATURE

      Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.




                                      Tele Centro Oeste Cellular Holding Company


Date: December 20, 2001           By:      /S/ MARIO CESAR PEREIRA DE ARAUJO
                                      ------------------------------------------
                                      Name:  Mario Cesar Pereira de Araujo
                                      Title: President